Exhibit 99.1

U.S. Patent & Trademark Office Issues Notice of Allowance for Can-Fite’s Sexual Dysfunction Drug CF602

-   Composition of matter patent protects use of an A3AR modulator for the treatment of any indication

PETACH TIKVA, Israel, January 19, 2016 -- Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE: CFBI), a biotechnology company with a pipeline of proprietary small molecule drugs being developed to treat inflammatory diseases, cancer and sexual dysfunction, today announced the United States Patent and Trademark Office has issued a Notice of Allowance for a patent titled, “A3 Adenosine Receptor Allosteric Modulators”. This composition of matter patent protects the use of Can-Fite’s proprietary A3 Adenosine Receptor (A3AR) modulator including the preparation of its pharmaceutical compositions and its use in patients across all therapeutic indications. Can-Fite is currently developing this invention for the treatment of sexual dysfunction with its next-generation drug, CF602.

Can-Fite plans to file an investigational new drug (IND) application with the U.S. Food and Drug Administration for a Phase I study of CF602 in the treatment of sexual dysfunction during the fourth quarter of 2016.

Preclinical studies in rats with diabetes mellitus show that CF602 has a mechanism of action similar to sildenafil (Viagra®), with CF602 demonstrating effects on erection superior to that demonstrated by sildenafil in animal studies.

“We believe there is a clear and unmet need for a new sexual dysfunction drug that safely and more effectively treats erectile dysfunction in men with diabetes,” stated Can-Fite CEO Dr. Pnina Fishman.

GlobalData estimates the value of the erectile dysfunction therapeutic market to be approximately $2.6 billion by 2018 with few drugs on the market which include Viagra, Cialis and Levitra. According to the American Diabetes Association, approximately 30 million Americans have diabetes mellitus in the U.S. and 35-75% of men with diabetes mellitus suffer from erectile dysfunction.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company is preparing for a Phase III CF101 trial for rheumatoid arthritis and is preparing its protocol for its Phase III psoriasis clinical trial. Can-Fite's liver cancer drug CF102 is in Phase II trials and has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for hepatocellular carcinoma by the U.S. Food and Drug Administration. CF102 has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. The Company's CF602 has shown efficacy in the treatment of erectile dysfunction. Can-Fite has initiated a full pre-clinical program for CF602 in preparation for filing an IND with the U.S. FDA in this indication. These drugs have an excellent safety profile with experience in over 1,200 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite's expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite's authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite's actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite's actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite's filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114